Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-168507 and 333-166923 on Form S-8 of our report dated March 18, 2013, relating to the consolidated financial statements of Accuride Corporation and subsidiaries, and the effectiveness of Accuride Corporation's internal control over financial reporting (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the adoption of amendments to accounting standards and (2) the Company’s reorganization in accordance with the Bankruptcy Court ordered Plan of Reorganization effective on February 26, 2010, and the resulting fresh-start reporting, which resulted in the lack of comparability between the financial statements of the Successor and Predecessor), appearing in this Annual Report on Form 10-K of Accuride Corporation for the year ended December 31, 2012.

/s/DELOITTE & TOUCHE LLP

Indianapolis, Indiana
March 18, 2013